UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Years Ended December 31, 2018 and 2017
OR
[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission File Number 1-4949

CUMMINS RETIREMENT AND SAVINGS PLAN
 (Full title of the plan)

CUMMINS INC.
500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
 (Name of Issuer of Securities Held Pursuant to the Plan and
 the Address of its Principal Executive Office)

CUMMINS INC.

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2018 AND 2017

CUMMINS RETIREMENT AND SAVINGS PLAN

_______________________________________________________________________________________________

*
As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”), the schedules of assets (held at end of year) at December 31, 2018 and reportable transactions for the year ended December 31, 2018 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor. Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and
    Participants of the Cummins Retirement and
Savings Plan
Columbus, Indiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cummins Retirement and Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2002.

  /s/ BLUE  & CO., LLC
BLUE & CO., LLC
Seymour, Indiana
June 14, 2019

CUMMINS RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2018	2017
ASSETS

Investment in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust
At fair value:
Cummins Inc. common stock fund	$474,531,629	$625,239,243
Other investments	2,533,665,525	2,561,173,203
Total at fair value	3,008,197,154	3,186,412,446
At contract value:
Stable value fund	289,110,330	263,040,297
Total investments	3,297,307,484	3,449,452,743

Employee contributions receivable	—	66,290
Employer contributions receivable	10,203,222	9,923,756
Contributions receivable from outside plans	—	80,945,042
Notes receivable from participants	53,631,248	49,877,117
Net assets available for benefits	$3,361,141,954	$3,590,264,948

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2018
Additions
Contributions:
Employer	$81,895,663
Employee	177,856,107
Rollovers	11,573,994
Plan interest in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust investment income	(289,851,290)
Interest on notes receivable from participants	2,498,559
Total additions	$(16,026,967)

Deductions
Benefits paid to participants	225,138,184
Administrative expenses	1,576,557
Total deductions	$226,714,741

Fund transfers with affiliate plans	13,618,714

Net change in net assets available for benefits	$(229,122,994)

Net assets available for benefits, beginning of year	3,590,264,948

Net assets available for benefits, end of year	$3,361,141,954

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Cummins Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the “Company”). Eligible employees are salaried and non-bargaining hourly employees of the Company, as well as union employees who have harmonized their benefits with the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
An amendment effective December 31, 2017, merged employees not subject to any collective bargaining agreement included in the Cummins Northeast Employee Capital Accumulation Program and Cummins Pacific, LLC 401(k) Plan into the Cummins Retirement and Savings Plan with participation beginning January 1, 2018.  The transfer of these assets are reflected in the Statements of Net Assets Available for Benefits as “Contributions receivable from outside plans.”
Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”) holds the assets of the Plan and the Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees.

The trustee for the Master Trust is State Street Corporation (“Trustee”). As participants transfer between different locations within the Company and unions agree to the benefits of the Plan through negotiations, their related Plan account transfers to the appropriate Plan, if applicable. Such transfers are reflected in the accompanying financial statements as “Fund transfers with affiliate plans”.
Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of twenty-four investment options, including the Cummins Inc. Common Stock Fund.

Matching Contribution

The Company matches participant contributions at 100% of the first 1% of participant’s wages contributed plus 50% of the next 5% contributed. The matching contribution is made in the form of cash. The entire matching contribution is invested at the participant’s discretion based on the investment options available, including the Cummins Inc. Common Stock Fund.
Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant’s weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2. The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Notes Receivable from Participants

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant’s account balance. Loans are secured by the participant’s account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan. Principal and interest is paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the Stable value fund and common/collective trust investments. The Stable value fund consists primarily of insurance contracts and bank investment contracts with various companies. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. Contract value represents contributions made to investment contracts, plus earnings, less participant withdrawals and administrative expenses. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

The common/collective trust investments are public investment securities valued using the net asset value (NAV) provided by fund managers. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.  There are no redemption restrictions on common/collective trusts.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan’s investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company. However, a portion of administrative fees are charged to participants’ accounts (a monthly fee of 0.05% of the participant’s account balance up to a maximum of $5).
NOTE 3. INVESTMENTS IN MASTER TRUST
The Plan’s investments are held in the Master Trust. At December 31, 2018 and 2017, the Plan’s interest in the net assets of the Master Trust was 95.8% and 95.2%, respectively.

The following investments are held by the Master Trust:

	December 31,
	2018	2017
At fair value:
Cummins Inc. Common Stock Fund	$479,413,684	$631,512,827
Common / collective trusts	1,713,069,049	1,686,313,834
Registered investment companies	901,721,320	977,644,385
	3,094,204,053	3,295,471,046
At contract value:
Stable value fund wrapped investment contracts	349,442,811	327,737,587
Total	$3,443,646,864	$3,623,208,633

The Plan’s percentage of each investment classification held by the Master Trust was as follows:

	December 31,
	2018	2017
Cummins Inc. Common Stock Fund	99.0%	99.0%
Stable value fund	82.7%	80.3%
Common / collective trusts	97.8%	97.0%
Registered investment companies	95.2%	94.7%

The Stable value fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provision of the Plans. To accomplish these objectives, the Stable value fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Stable value fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable value fund. A synthetic investment contract, or wrapper contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Stable value fund.

In a wrapper contract structure, the underlying investments are owned by the Stable value fund and held in trust for participants. The Stable value fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable value fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula to determine the interest crediting rate that is based on the specific factors as aforementioned. Over time, the crediting rate formula amortizes the Stable value fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable value fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plans the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of their qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; is acquired or reorganized. If, in the event of default of an issuer, the Plan were unable to obtain a replacement the Plan could seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

NOTE 4. CUMMINS STOCK FUND
The following is the Master Trust’s investment in Cummins Inc. common stock (excluding cash):

	December 31,
	2018	2017
Number of shares	3,555,718	3,552,266
Cost	$293,629,118	$266,017,801
Market	$475,186,154	$627,472,266
NOTE 5. TAX STATUS
The Internal Revenue Service has determined by an opinion letter for the Plan dated October 5, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended subsequent to October 5, 2016, the Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by various federal and state taxing authorities. Management has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the accompanying financial statements.

The Plan is subject to routine audits by taxing jurisdictions. However, as of the date the financial statements were available to be issued, there were no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2014.
NOTE 6. RELATED PARTY TRANSACTIONS
State Street Corporation is the Master Trust trustee and custodian, and certain Master Trust investments are shares of mutual funds or units in the Cummins Inc. Common Stock Fund managed by State Street Global Advisors, Inc. Cummins Inc. is the Plan Sponsor. Alight Solutions, LLC serves as the Plans’ third party administrator. Blue & Co., LLC serves as the Plan’s auditor. Aon Hewitt Investment Consulting, Inc. serves as the Plan’s investment consultant. Willis Towers Watson serves as the preparer of the forms. Transactions with these parties qualify as party-in-interest transactions.
NOTE 7. FAIR VALUE MEASURMENT
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

•Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

•	Registered investment companies and common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. There were no significant transfers between levels during 2018 or 2017.

The following table sets forth by level, within the hierarchy, the Plan’s assets measured at fair value on a recurring basis:

	December 31, 2018		December 31, 2017
	Fair Value	Level 1	Fair Value	Level 1
Master Trust level assets
Registered investment companies	$901,721,320	$901,721,320	$977,644,385	$977,644,385
Common stocks	479,413,684	479,413,684	631,512,827	631,512,827
Total assets in the fair value hierarchy	1,381,135,004	$1,381,135,004	1,609,157,212	$1,609,157,212
Common/collective trusts*	1,713,069,049		1,686,313,834
Investments at fair value	$3,094,204,053		$3,295,471,046

________________________________________________________________________________________________________
* Common/collective trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

The following table sets forth the investments valued at NAV as of December 31, 2018:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
	Fair Value	Commitments	Frequency	Restrictions	Restrictions
Vanguard Target Retirement Trusts	$1,297,737,289	None	Daily	None	None
Northern Trust Collective S&P 500 Index Fund	293,230,808	None	Daily	None	None
Northern Trust Collective ACWI Ex-US Fund	14,488,005	None	Daily	None	None
Northern Trust Collective Aggregate Bond Index Fund	31,345,477	None	Daily	None	None
Royce Total Return Collective Trust Fund	59,570,972	None	Daily	None	7 days
Aristotle Collective Investment Trust Fund	16,696,498	None	Daily	None	5 days

The following table sets forth the investments valued at NAV as of December 31, 2017:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
	Fair Value	Commitments	Frequency	Restrictions	Restrictions
Vanguard Target Retirement Trusts	$1,257,374,756	None	Daily	None	None
Northern Trust Collective S&P 500 Index Fund	305,010,133	None	Daily	None	None
Northern Trust Collective ACWI Ex-US Fund	16,226,327	None	Daily	None	None
Northern Trust Collective Aggregate Bond Index Fund	35,166,319	None	Daily	None	None
Royce Total Return Collective Trust Fund	72,536,299	None	Daily	None	7 days
NOTE 8. RECENTLY ISSUED ACCOUNTING STANDARDS
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820). This new guidance adds, removes, and modifies disclosure requirements on fair value measurements. This ASU is effective for fiscal years beginning after December 15, 2019. The Plan’s management is currently evaluating the impact on its disclosures in the notes to the financial statements.

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - Employee Benefit Plan Master Trust Reporting.  The guidance amends the master trust disclosure to require additional disclosures related to the Plan’s interest in the underlying investments of the Master Trust, as well as other assets and liabilities.  This new standard is effective for the Plan year ending December 31, 2019 and is required to be applied retrospectively for all comparative periods presented.  The Plan’s management is presently evaluating the effects that this ASU will have on the Plan’s future financial statements, including related disclosures.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
December 31, 2018
EIN 35-0257090
Plan Number: 020
(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issue	Investment	Cost	Value
*	Participant Loans	1 - 4 1/2 year maturity
		4.25% - 6.25%	$0	$53,631,248

* Party in interest

See report of independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS RETIREMENT AND SAVINGS PLAN

Date:	June 14, 2019

By: /s/ Donald G. Jackson
Donald G. Jackson

Member, Benefits Policy Committee
Vice President – Treasurer